Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Florent SEGURA
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Canada: Total and ConocoPhillips
sanction phase 2 of the Surmont Project
Paris, January 19, 2010 – Total and ConocoPhillips announce the sanction of the Surmont Phase 2 SAGD (Steam Assisted Gravity Drainage) development in Canada. The project, slated to begin initial construction in 2010, will increase Surmont’s production capacity from 27,000 to 110,000 barrels of bitumen per day.
The Surmont project is located approximately 60 kilometres southeast of Fort McMurray, Alberta, in the Athabasca oil sands region. Surmont is operated by ConocoPhillips Canada and is a 50/50 joint-venture with Total E&P Canada.
“The responsible development of Canada’s oil sands, particularly with respect to the environment, will be crucial in providing a secure source of energy for the future. Total is pleased to be advancing on this project and plans to bring to it innovation and global expertise in world-class heavy oil projects, while meeting the strict national and international standards for environmental compliance,” stated Yves-Louis Darricarrère, President Exploration & Production, Total.
Phase 2 is scheduled to begin production in early 2015.
Steam-Assisted Gravity Drainage (SAGD) technology
SAGD is a thermal production technology used to recover bitumen from the oil sands. This process has a limited environmental footprint and relies on well pairs of long horizontal drains. Steam is injected into the upper well to lower the bitumen viscosity in the reservoir. The bitumen mixed with hot water flows to the lower well, from which it is then pumped to the surface. In the surface processing facilities, the water is separated from the bitumen, treated and recycled to the steam generators. The bitumen is diluted and sent by pipeline for upgrading and refining.
For Surmont SAGD, a collaborative effort is underway with ConocoPhillips to develop technologies for both energy efficiency and CO2 capture and storage (CCS). Among those technologies and processes, Total and ConocoPhillips are looking into ways to inject lighter hydrocarbons into the wells along with the steam to lower the viscosity of the oil, which will reduce the requirement of steam and therefore the emissions of associated CO2.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Florent SEGURA
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
The environment
As the Group’s main operated projects in Canada are at the stage of design and project engineering, Total is committed to implementing the best available technology economically achievable on these projects, and ensuring that its environmental and social performance is managed in a responsible manner.
Total’s sustainable development strategy in Canada encompasses five pillars: the protection of the environment (conservation, reclamation, effective water management, climate change); the use of innovative technology; contributing to the well-being of communities in which it operates, including the development of local businesses and employment opportunities; conservation of the natural resource base for future generations, and responding effectively to stakeholder issues in an open and transparent manner.
Total Exploration & Production in Canada
Total is the operator of the Joslyn project with a 75% interest. The production potential of the project is currently estimated at 200,000 barrels per day.
In 2008, Total acquired Synenco energy, which held an interest in the Northern Lights project. Total now holds 50% of the project.
Furthermore, Total has submitted to the authorities of Alberta the development plan for an Upgrader in the Edmonton region. A public hearing is scheduled to start at the end of February 2010.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com